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                                                                     EXHIBIT 99

                     INTERCEL, INC. ANNOUNCES $300 MILLION
                              SENIOR NOTE OFFERING

         West Point, Georgia, March 17, 1997 -- InterCel, Inc. (NASDAQ:ICEL) announced today that it proposes to offer a new issue of $300 million of Senior Notes due 2007 (the "Notes").

         InterCel also announced today that it has closed into escrow the sales of 50,000 shares of Series C Convertible Preferred Stock for $22.5 million in cash to The Huff Alternative Income Fund, L.P. and 50,000 shares of Series D Convertible Preferred Stock for $22.5 million in cash to SCANA Communications, Inc. The funds will be released from escrow upon the closing of the sale of the Notes, provided such closing occurs on or before April 30, 1997. The Series C Convertible Preferred Stock and the Series D Convertible Preferred Stock become convertible into InterCel common stock at a conversion ratio equal to $12.75 per share of common stock, subject to adjustment, upon the dates that are 18 months and five years, respectively, following the issuance of each such Series. Both Huff and SCANA will have certain registration rights in connection with the common stock issued and issuable upon conversion of the preferred stock. Holders of the Series C and Series D Convertible Preferred Stock are not entitled to vote except in certain limited circumstances and are not entitled to receive dividends except for their proportionate share of any dividends that InterCel pays with respect to its common stock.

         Proceeds from the sale of the Notes and the Series C and Series D Convertible Preferred Stock will be used primarily to purchase licenses for 13 Basic Trading Areas in Kentucky and Tennessee, for which InterCel was the winning bidder in recent FCC auctions, to finance certain development, construction and operating costs associated with InterCel's PCS system and to finance the first six interest payments on the Notes.

         Neither the issuance of the Notes, the Preferred Stock nor the common stock issuable upon the conversion of the Preferred Stock have been registered under the Securities Act of 1933, as amended (the "Securities Act"), and such securities may not be offered or sold in the United States except pursuant to an applicable exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.

         This press release shall not constitute an offer to sell or the solicitation of an offer to buy the Notes, the Preferred Stock or the common stock issuable upon conversion of the Preferred Stock.

         InterCel provides personal communications services (PCS) under the Powertel brand name. Following the final grant of the licenses for the Kentucky and Tennessee BTAs, InterCel will hold licenses to provide PCS in areas that encompass portions of 12 southeastern states and approximately 24 million people. The Company also provides cellular telephone service in western Georgia, eastern Alabama and Maine. As previously announced, InterCel has agreed to sell substantially all of the assets related to its cellular operations in the State of Maine.